SEC FILE NUMBER
000-21785

CUSIP NUMBER
766714 10 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K and Form 10-KSB      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q and 10-QSB
☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended:   January 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  _____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rim Semiconductor Company

Full Name of Registrant

Former Name if Applicable

305 NE 102nd Avenue, Suite 350

Address of Principal Executive Office (Street and Number)

Portland, Oregon 97220

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant’s Form 10-QSB for the period ended January 31, 2008 could not be filed within the prescribed time period without unreasonable effort or expense because of multiple recent material developments regarding the Registrant that are required to be disclosed in the report.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Brad Ketch	(503)	257-6700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended January 31, 2008 our net loss decreased 45% or $3,494,397 to $4,296,087 for the three months ended January 31, 2008 from $7,790,484 for the three months ended January 31, 2007, primarily as the result of decreases in interest expense, amortization of deferred financing costs, amortization of technology licenses and capitalized software development fees, research and development expenses, and a gain on the change in fair value of derivative liabilities, offset by the acquired in-process research and development and an increase in selling, general and administrative expenses.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant’s financial results for the period ended January 31, 2008.  These statements are based on management’s current expectations and involve a number of risks and uncertainties, including risk and uncertainties relating to our ability to prepare and complete our financial statements for the period ended January 31, 2008 and other risks described in our filings with the Securities and Exchange Commission.  The Registrant’s actual results may differ materially from the Registrant’s anticipated or expected results and the results in the forward-looking statements.

Rim Semiconductor Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 18, 2008	By /s/ Brad Ketch Brad Ketch, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).